June 6, 2008

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549-1004

Re:           Buffalo Funds (the “Trust”) 333-149934

Dear Ms. Browning:

This letter is provided in response to your comments provided via telephone on June 2, 2008, regarding the Trust’s revised registration statement on Form N-14 (the “Prospectus/Proxy Statement”) that was filed via EDGAR as CORRESP on May 28, 2008.  The registration statement has been revised previously in response to your comments provided via telephone May 2, 2008 and May 21, 2008. The Prospectus/Proxy Statement reflects a proposal to shareholders to reorganize five registrants: Buffalo Balanced Fund, Inc., Buffalo High Yield Fund, Inc., Buffalo Large Cap Fund, Inc., Buffalo Small Cap Fund, Inc. and Buffalo USA Global Fund, Inc. (collectively the “Maryland Funds”) into comparable new series of the Trust, a Delaware statutory trust that is registered under the Investment Company Act of 1940, as well as several other proposals relating to the Buffalo Funds complex.

In connection with our responses to your comments, we acknowledge, on behalf of the Trust, that:

▪	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
▪	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments of June 2, 2008, as we understood them, are set forth below, followed by the Trust’s response to each comment.

1.
We note that the Financial Statements in the Annual Report to the Shareholders for the fiscal year ending March 31, 2007 and the Semi-Annual Report to the Shareholders for the period ending September 30, 2007 are now stale.  Please update the Prospectus/Proxy Statement by incorporating the current financial statements mailed to the Funds’ shareholders.

Response:  The Trust responds by making the appropriate revisions to the Prospectus/Proxy Statement.

2.
We note that you plan to file the “Form of Legal Opinion on Tax Matters” as an Exhibit to Part C of the Prospectus/Proxy Statement.  Part C should include an undertaking that an executed copy of the Legal Opinion on Tax Matters will be filed as a post-effective amendment upon approval of the Plan of Reorganization by the shareholders and implementation by the Board.

Response:  The Trust responds by making the appropriate revision to Part C of the Prospectus/Proxy Statement.

3.
Please supplement the explanation of the Non-fundamental Investment Restriction regarding illiquid securities to address the action that will be taken if a Fund’s illiquid securities reach a point that exceeds the maximum limit of 15% of net assets.

Response: The Trust responds by supplementing the Prospectus/Proxy Statement to address this question.

4.
We note that, in the discussion regarding the Board’s right to amend the Plan of Reorganization (page 19 of the Prospectus/Proxy Statement), there is still some ambiguity regarding the extent to which an amendment with a materially adverse effect on shareholders can be approved by the Board without approval by the Maryland Funds’ shareholders.

Response:  The Trust undertakes to further clarify that the Board may not, at any time, approve an amendment to the Plan which would have a materially adverse effect on the shareholders without first disclosing the details of the amendment to shareholders and receiving shareholder approval for the change.  To be concise, the Maryland Funds’ shareholders would have to approve any proposed change to the Plan that has a material adverse effect on the shareholders.

5.
We note the discussion in the Table in Section VI of the Prospectus/Proxy Statement regarding the proposed Fundamental Investment Restriction  related to “Making Loans” and the elimination of  the prohibition on securities lending for the Funds which previously had this restriction.  Please revise the discussion to state that the elimination of the prohibition on securities lending “is” a material change (rather than “may be considered” a material change.)

Response:  The Trust responds by revising this section of the Prospectus/Proxy Statement and making conforming modifications where appropriate for all Funds which currently have this restriction.

6.
We note that the proposed Fundamental Investment Restriction regarding “Physical Commodities and Derivatives” is drafted to include broad array of financial instruments.  To the extent such financial instruments may now be used, please ensure that appropriate risk disclosures are included.

Response:  The Trust responds by reviewing the Prospectus/Proxy Statement regarding the financial instruments discussed in the proposed Fundamental Investment Restriction and  supplementing the risk disclosure regarding such financial instruments where applicable.

The Trust also advises the Staff that, as reflected in the revised Prospectus/Proxy Statement, the Record Date has been changed from April 21, 2008 to June 3, 2008.  In addition,  the date of the Special  Meeting of Shareholders has been changed from June 25, 2008 to July 22, 2008.  These changes were made to provide additional time between the effective date of the Registration Statement and the Annual Shareholders Meeting in order to grant shareholders adequate time to review the proposals in the Prospectus/Proxy Statement and to attempt to solicit a sufficient number of shareholders’ votes.

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Should you have any questions or concerns regarding any of the above, please contact Jeanine Bajczyk at (414) 765-6609 or Kristin Cuene at (414) 765-5348.

Sincerely,

/s/ Kent W. Gasaway

Kent W. Gasaway
President
Buffalo Funds

cc:           Carol A. Gehl, Godfrey & Kahn, S.C.